Exhibit 99.4

Gemino Healthcare Finance, LLC

d/b/a SLR Healthcare ABL

Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Table of Contents

Years Ended December 31, 2023 and 2022

Independent Auditors’ Report

To the Board of Managers of

Gemino Healthcare Finance, LLC and Subsidiary

Opinion

We have audited the consolidated financial statements of Gemino Healthcare Finance, LLC and Subsidiary d/b/a SLR Healthcare ABL (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Philadelphia, Pennsylvania

February 15, 2024

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Balance Sheets

December 31, 2023 and 2022

	2023	2022
Assets
Assets
Cash and cash equivalents	$38,417	$9,319,837
Loans receivable, net	111,264,256	92,383,159
Accrued interest receivable	1,456,919	1,181,464
Goodwill	5,663,531	5,663,531
Furniture and equipment, net	34,642	35,725
Other assets	105,652	121,706

Total assets	$118,563,417	$108,705,422

Liabilities and Members’ Equity
Liabilities
Credit facility, net	$83,101,563	$76,639,027
Accounts payable and accrued expenses	4,158,427	2,929,111
Dividend payable	1,495,058	529,029

Total liabilities	88,755,048	80,097,167

Members’ equity
Units, $1,000 par value, issued and outstanding 35,259 and 35,264, respectively	32,808,874	32,814,339
Accumulated deficit	(3,000,505)	(4,206,084)

Total members’ equity	29,808,369	28,608,255

Total liabilities and members’ equity	$118,563,417	$108,705,422

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Statements of Operations

Years Ended December 31, 2023 and 2022

	2023	2022
Interest income:
Interest income	$13,610,602	$7,919,047
Interest expense	6,498,804	3,191,098

Net interest income	7,111,798	4,727,949
Provision for loan losses	81,159	117,149

Net interest income after provision for loan losses	7,030,639	4,610,800
Other income	4,275,023	3,673,619
Operating expenses:
Compensation and benefits	4,896,205	3,934,044
Depreciation and amortization	21,193	22,248
General and administrative	930,490	853,453

Total operating expenses	5,847,888	4,809,745
Net income	$5,457,774	$3,474,674

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Statements of Changes in Members’ Equity

Years Ended December 31, 2023 and 2022

Balance at December 31, 2021	$28,856,140
Capital distributions	(6,444)
Dividends declared	(3,716,115)
Net income	3,474,674

Balance at December 31, 2022	$28,608,255
Cumulative effect of adopting new accounting standard (see Note 2)	429,211
Capital distributions	(5,465)
Dividends declared	(4,681,406)
Net income	5,457,774

Balance at December 31, 2023	$29,808,369

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

	2023	2022
Cash Flows from Operating Activities
Net income	$5,457,774	$3,474,674
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,193	22,248
Amortization of deferred origination fees and costs	(614,190)	(421,113)
Amortization of debt issuance costs	526,642	240,649
Provision for loan losses	81,159	117,149
Changes in assets and liabilities:
Increase in accrued interest receivable	(275,455)	(517,337)
Decrease (increase) in other assets	16,054	(48,752)
Increase in deferred origination fees and costs	718,061	721,951
Increase in accounts payable and accrued expenses	1,229,316	437,931

Net cash provided by operating activities	7,160,554	4,027,400

Cash Flows from Investing Activities
Increase in loans receivable	(18,636,916)	(11,197,577)
Purchase of furniture and equipment	(20,110)	(43,654)

Net cash used in investing activities	(18,657,026)	(11,241,231)

Cash Flows from Financing Activities
Proceeds from credit facility	7,700,000	17,000,000
Debt issuance costs	(1,764,106)	—
Dividends	(3,715,377)	(3,716,144)
Capital distributions	(5,465)	(6,444)

Net cash provided by financing activities	2,215,052	13,277,412

Net (decrease) increase in cash and cash equivalents	(9,281,420)	6,063,581
Cash and cash equivalents, beginning of the year	9,319,837	3,256,256

Cash and cash equivalents, end of the year	$38,417	$9,319,837

Supplemental Disclosure of Cash Flow Information
Interest paid	$5,808,623	$2,669,380

See notes to consolidated financial statements

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

1.	Description of Business

Gemino Healthcare Finance, LLC is a Delaware limited liability company formed in December 2006. In February 2021, the Company filed a d/b/a in the name of SLR Healthcare ABL (“SLR Healthcare”). SLR Healthcare is a commercial finance company that originates, underwrites and manages primarily secured, asset-based loans for small and mid-sized companies operating across the U.S. in the healthcare industry. SLR Healthcare’s loans are primarily in the form of revolving lines of credit, secured by accounts receivable of the borrowers. The accounts receivable serving as collateral are primarily third party obligations from government payers, such as Medicare or Medicaid, and commercial insurers.

In certain cases, SLR Healthcare may provide senior term loan financing, including real estate financing to qualified borrowers in addition to a revolving line of credit. Senior term loans, including real estate loans are typically secured by accounts receivable and all other assets of the borrowers, such as inventory, equipment and real estate.

Gemino Healthcare Funding, LLC (“Gemino Funding”) is a wholly-owned special purpose limited liability company that purchases and holds certain eligible loans and related property from SLR Healthcare (collectively, the “Company”).

On September 30, 2013, SLR Senior Investment Corp. formerly known as Solar Senior Capital Ltd. (“SLR Senior”), a Maryland corporation, acquired a controlling interest in SLR Healthcare. On April 1, 2022, SLR Senior merged with the surviving affiliated entity, SLR Investment Corp. (“SLR Investment”), a Maryland corporation. The remaining interest of SLR Healthcare is held by the management team of SLR Healthcare.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of SLR Healthcare and Gemino Funding. All significant intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and to report amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. The allowance for credit losses represents an estimate that is particularly susceptible to material change.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with financial institutions and short-term, liquid investments in money market accounts with original maturities of three months or less.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

2.	Summary of Significant Accounting Policies…continued

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances less the allowance for credit losses and any deferred fees or costs.

Commitment terms of the Company’s financing agreements generally range from two to five years with interest charged on a floating rate basis. Funding under revolving loan commitments is subject to the Company’s estimation of the value of the accounts receivable pledged as collateral.

Revenue Recognition

Income on loans receivable is recognized using the simple interest method. Revolving loan origination fees and costs are deferred and amortized on a straight-line basis over the terms of the related loan commitments as an adjustment to interest income on loans. Term loan origination fees and costs are deferred and amortized using either the effective interest method or the straight-line method over the life of the loan as an adjustment to interest income. The straight-line method may be used for term loan facilities when it approximates the effective interest method. Other fees, such as unused balance and collateral monitoring fees, are recognized when the services are provided. Termination fees are recognized when a loan is terminated. These other fees are included in other income.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is adequately secured. Typically, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Loans are returned to accrual status when all principal and interest amounts contractually due are reasonably assured.

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is for an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

ASC 606 is not applicable to financial instruments and, therefore, does not impact the Company’s revenues. The Company has evaluated the nature of its contracts with customers and fully satisfies its performance obligations on its contracts as services are rendered and the transaction prices are typically fixed; they are charged either on a periodic basis or based on activity.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

2.	Summary of Significant Accounting Policies…continued

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Loans are evaluated for impairment by the Company based on an ongoing analysis of each borrower’s repayment capacity, the value of the collateral support and the strength of any guarantees. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Allowance for Credit Losses

Effective January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires a current expected credit loss (“CECL”) measurement to estimate the allowance for credit losses replacing the estimate of probable credit losses inherent in the loan portfolio. The Company adopted ASU 2016-13 using the modified retrospective method. Results for 2023 are presented in accordance with ASU 2016-13 while prior period amounts continue to be reported in accordance with previously applicable accounting standards. Upon adoption, the Company recognized an overall decrease in the allowance for credit losses of approximately $429,000 as a cumulative effect adjustment from a change in accounting policies, which increased Members’ equity.

The allowance for credit losses reflects the Company’s current estimate of potential credit losses in the loan portfolio at year end. The CECL methodology is based on relevant information about past events, including, but not limited to, historical loss experience, current portfolio composition, market conditions and reasonable and supportable forecasts that affect the collectability of the reported loan balances for the duration of each respective loan. Increases and decreases to the allowance for credit losses are recorded through the Provision for loan losses in the Consolidated Statements of Operations.

The Company’s portfolio currently consists of revolving lines of credit. All loans in the Company’s portfolio are individually evaluated when determining the risk rating for each loan. A lower internal risk rating represents less risk while a higher internal risk rating represents more risk. Credit risk ratings for each borrower are established based on certain qualitative and quantitative factors including an assessment of management and strategy, historical and projected repayment capacity, collateral coverage and performance, financial condition and sponsorship, strength of guarantees and any contingencies.

The allowance for credit losses on loans classified as “Pass” is assessed using historical loss experience, the expected weighted-average remaining maturity of the portfolio, adjusted for expected prepayments, and a qualitative economic view. The Company also reviews trends in the weighted-average risk of the portfolio to determine whether risk characteristics of the current portfolio, relative to the historical portfolio, could signal a greater risk of expected loss. In accordance with CECL, the Company’s allowance for credit losses may be adjusted to reflect management’s assessment of current and future economic conditions that may impact the performance of each borrower. The assessment includes, but is not limited to, unemployment rates, interest rates, expectations of inflation and/or recession, as well as various other macroeconomic factors that could impact the likelihood of potential credit losses during a loan’s anticipated term.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

2.	Summary of Significant Accounting Policies…continued

Allowance for Credit Losses…continued

Specific allowances for credit losses are generally applied to certain loans classified as “Substandard.” Generally, these loans are deemed to be impaired and are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the underlying collateral, if the loan is collateral-dependent combined with the strength of any guarantee arrangements. Specific allowances are recorded when the discounted cash flows, collateral value, or aggregate market price of the impaired loan is lower than the carrying value of that loan.

Loans are charged off when collection is questionable and when the Company can no longer justify maintaining the loan as an asset on the consolidated balance sheets. Loans qualify for charge off when, after thorough analysis, all possible sources of collection are determined to be insufficient to repay the loan. These include impairment of potential future cash flow, value of collateral and/or financial strength of guarantors. Recoveries of previous charge-offs are recorded when received. For the years ended December 31, 2023 and 2022, there were no recoveries of previous charge-offs.

Goodwill

Goodwill arose from the acquisition of the Company on September 30, 2013 (Note 1). Goodwill represents the excess of the purchase price over the fair value of those acquired net assets. Goodwill is not amortized, but instead is reviewed for impairment annually typically in December of each year or more frequently upon the occurrence of certain events or substantive changes in circumstances. The Company assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the conclusion is supported that it is more likely than not that the fair value is less than its carrying amount, then the Company would need to perform a quantitative impairment test. If the conclusion cannot be supported, or if the Company does not elect to do the qualitative assessment, then the Company will perform a quantitative assessment. If a quantitative goodwill impairment assessment is performed, the Company utilizes a combination of market and income valuation approaches. No impairment of goodwill resulted for the years ended December 31, 2023 and 2022, respectively.

Furniture and Equipment

Furniture and equipment are recorded at cost, net of accumulated depreciation, and are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years.

Debt Issuance Costs

The Company reports origination and other costs related to debt issuances as a direct deduction from the carrying amount of the debt liability. These expenses are deferred and amortized using either the effective interest method or the straight-line method over the stated life as an adjustment to interest expense. The straight-line method may be used on revolving facilities when it approximates the effective interest method.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

2.	Summary of Significant Accounting Policies…continued

Income Taxes

The Company is not subject to federal or state income taxes. Members of the Company have elected to report the taxable income or loss on their individual tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more-likely-than-not, based on the technical merits, that the tax position will not be realized or sustained upon examination by the appropriate taxing authority. Management determined there were no tax uncertainties that met the recognition threshold in 2023 and 2022.

The Company files both federal and state income tax returns. The Company remains subject to examination by taxing authorities for the years 2020 and after.

Accounting Standard Adopted in 2023

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04). ASU 2020-04 provided optional, temporary relief to ease the burden of accounting for reference rate reform activities that affect contractual modifications of floating rate financial instruments indexed to interbank rates. Modifications of qualifying contracts are accounted for as the continuation of an existing contract rather than as a new contract. The Company modified its outstanding loans receivable and credit facility agreements by replacing references to the London Inter-Bank Offered Rate (“LIBOR”) with the Secured Overnight Financing Rate (“SOFR”) or another alternative reference rate. There was no impact to the consolidated financial statements as a result of adopting ASU 2020-04.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

3.	Loans Receivable

The following table shows the composition of loans receivable, net as of December 31, 2023 and 2022:

	2023	2022
Revolving loans receivable	$112,835,755	$94,198,839
Less allowance for credit losses	(605,751)	(953,803)
Less deferred origination fees and costs, net	(965,748)	(861,877)

Loans receivable, net	$111,264,256	$92,383,159

4.	Allowance for Credit Losses and Recorded Investment in Loans Receivables

The following table summarizes the activity in the allowance for credit losses by revolving loans for the respective years ended December 31, 2023 and 2022:

	2023	2022
Beginning balance	$953,803	$836,654
Cumulative effect of adopting ASU 2016-13	(429,211)	—
Provision for loan losses	81,159	117,149

Ending balance	$605,751	$953,803

Collectively evaluated for impairment	$605,751	$952,745

Individually evaluated for impairment	$—	$1,058

The following table presents revolving loans collectively and individually evaluated for impairment at December 31, 2023 and 2022:

	2023	2022
Revolving loans	$112,835,755	$94,198,839

Collectively evaluated for impairment	$112,835,755	$94,093,002

Individually evaluated for impairment	$—	$105,837

The following table summarizes the non-accrual revolving loans at December 31, 2023 and 2023:

	2023	2022
Recorded investment	$—	$105,837

Unpaid principal	$—	$105,837

Related allowance	$—	$1,058

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

4.	Allowance for Credit Losses and Recorded Investment in Loans Receivables…continued

Credit Quality Indicators

The following table summarizes the loan portfolio by the Company’s internal credit rating (scale: 1 to 7) as of December 31, 2023 and 2022: Loans with a rating of 4 or better generally pose minimal risk to the Company as they exhibit, among other things, one or more of the following attributes: (1) secured collateral position; (2) satisfactory cash flows; and (3) history of timely payment of debt obligations. Loans credit rated below 4 are considered “watchlist” loans; an overall degree of risk exists with these loans that warrants management’s review each quarter.

	December 31,
	2023	2022
Rated 4 or better	$107,346,528	$88,001,460
Rated 5	5,489,227	6,091,542
Rated 6	—	105,837

Total revolving loans	$112,835,755	$94,198,839

5.	Furniture and Equipment

Furniture and equipment are comprised of the following at December 31, 2023 and 2022:

	2023	2022
Computer software and equipment	$156,947	$136,837
Furniture and fixtures	41,032	41,032
Leasehold improvement	21,551	21,551

Total	219,530	199,420
Less accumulated depreciation	(184,888)	(163,695)

Furniture and equipment, net	$34,642	$35,725

Depreciation expense was $21,193 and $22,248 for the years ended December 31, 2023 and 2022, respectively.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

6.	Debt

On May 27, 2016, the Company entered into a four-year, non-recourse $125,000,000 secured revolving credit facility. Effective with an amendment dated August 24, 2023, the credit facility was increased to $150,000,000, which is expandable to $200,000,000 under its accordion feature. The maturity date of the credit facility is March 31, 2026. Under the terms of the credit facility, the Company has made certain customary representations and warranties, and is required to comply with various covenants, including financial and reporting requirements and other customary requirements for similar credit facilities. The credit facility also includes usual and customary events of default for credit facilities of this nature.

Amounts available to borrow under the credit facility are also subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company’s portfolio that are pledged as collateral. As of December 31, 2023 and 2022, there were principal borrowings of $84,700,000 and $77,000,000 outstanding, respectively, under the credit facility which is collateralized by eligible loans and related securities.

Interest on the credit facility accrues at a variable rate per annum of one-month Term SOFR plus 2.85% and one-month LIBOR plus 2.25%, respectively, approximating 8.21% and 6.64% at December 31, 2023 and 2022, respectively. The Company also pays other customary loan fees for the credit facility.

The credit facility is comprised of the following at December 31, 2023 and 2022:

	2023	2022
Principal borrowings	$84,700,000	$77,000,000
Unamortized debt issuance costs	(1,598,437)	(360,973)

Credit facility, net	$83,101,563	$76,639,027

7.	Commitments and Concentrations

At December 31, 2023 and 2022, the Company has committed facilities to its borrowers totaling approximately $255,000,000 and $242,106,000, respectively, of which approximately $142,164,000 and $147,907,000, respectively, was unused. Borrowers may borrow up to the lesser of (i) the committed facility or (ii) the underlying collateral value multiplied by the advance rate. Of the unused committed facility amount at December 31, 2023 and 2022, borrowers could borrow up to approximately $53,284,000 and $43,954,000, respectively. As of December 31, 2023 and 2022, the Company had sufficient cash available and/or availability under its credit facility to fund its commitments.

At December 31, 2023, the Company had one loan approximating 24% of the total loans receivable and at December 31, 2022, the Company had two loans approximating 16% and 12% of the total loans receivable, respectively.

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

8.	Employee Benefit Plans

The Company sponsors a 401(k) savings plan, where the Company contributes a defined percentage of employees’ earnings up to the maximum contribution amount as determined by the Internal Revenue Service.

The Company formed a Long-Term Incentive Plan (“LTIP”) that provides for an annual bonus pool to employees based on the Company achieving certain performance criteria.

9.	Fair Value Disclosure

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following information should not be interpreted as an estimate of the fair value of the entire Company, since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Assets and liabilities measured at fair value on a recurring basis are summarized in the table below at December 31, 2023 and 2022.

	2023
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$38,417	$38,417
Loans receivable, net (Level 3)	111,264,256	112,230,004
Financial liabilities:
Credit facility, net (Level 2)	83,101,563	84,700,000

	2022
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$9,319,837	$9,319,837
Loans receivable, net (Level 3)	92,383,159	93,245,036
Financial liabilities:
Credit facility, net (Level 2)	76,639,027	77,000,000

Gemino Healthcare Finance, LLC d/b/a SLR Healthcare ABL

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

10.	Related Parties

Employees of an affiliated entity provide marketing, sales and legal services to the Company for which the Company reimburses the affiliated entity. Such reimbursements have been included in compensation and benefits expenses.

In August 2022, the Company sold a participation in a loan agreement to SLR Investment for a total commitment of $5,000,000 and the outstanding loans receivable balance at December 31, 2022 was $3,966,336. This participation was redeemed by the Company from SLR Investment during September 2023.

11.	Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through February 15, 2024, which was the date the consolidated financial statements were available to be issued.